02053938

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51330

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2001 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CFS SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3190 WHITNEY AVENUE, BUILDING 6
(No. and Street)

HAMDEN (City) CT (State) 06518 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LAWRENCE S. COOPER, PRESIDENT (203) 248-1972
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeCAPRIO, FAZZUOLI & D'AGOSTINO, PC
(Name – *if individual, state last, first, middle name*)

500 EAST MAIN STREET (Address) BRANFORD (City) CT (State) 06405 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 11 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LAWRENCE S. COOPER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFS SECURITIES, INC., as of SEPTEMBER 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA M. KISSH
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 2003

Signature

~~Pres~~ President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss). and Statement of Comprehensive Income
- ☒ (d) Statement of Changes in Financial Condition. Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CFS SECURITIES, INC.

HAMDEN, CONNECTICUT

SEPTEMBER 30, 2002 AND 2001

TABLE OF CONTENTS

DECAPRIO, FAZZUOLI & D'AGOSTINO, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
CFS Securities, Inc.

We have audited the accompanying statement of financial condition of CFS Securities, Inc. as of September 30, 2002 and 2001, and the related statements of income and retained earnings, comprehensive income and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CFS Securities, Inc. at September 30, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the Unites States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DeCaprio Fazzuoli & D'Agostino PC

Branford, Connecticut
November 22, 2002

CFS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2002 AND 2001

	2002	2001
ASSETS		
Current Assets:		
Cash	$ 4,273.17	$ 2,592.55
Cash - Money Market	10,534.55	11,170.72
Commissions Receivable - Allowable	18,932.49	13,534.56
- Unallowable	30,915.70	43,013.35
Prepaid Expenses	9,701.75	16,772.52
Total Current Assets	74,357.66	87,083.70
Fixed Assets		
Equipment	27,064.67	24,834.27
Vehicle	28,085.70	28,085.70
Total	55,150.37	52,919.97
Accumulated Depreciation	26,825.48	16,204.45
Net Book Value	28,324.89	36,715.52
Other Assets:		
Investment	47,700.00	49,900.00
Organization Costs (Net of Amortization of $8,983.65 and $7,329.99 for 2002 and 2001 respectively)	4,034.01	6,875.01
Prepaid Pension Costs	27,004.00	20,623.00
Deferred Tax Benefit	12,041.00	3,380.00
Total Other Assets	90,779.01	80,778.01
Total Assets	$ 193,461.56	$ 204,577.23
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 8,983.65	$ 2,551.93
Accrued Taxes and Expenses	56.00	1,639.87
Total Current Liabilities	9,039.65	4,191.80
Subordinated Officer's Loan	35,000.00	35,000.00
Unfunded Accrued Pension Costs	-	77,459.00
Deferred Taxes	12,488.00	-
Total Liabilities	56,527.65	116,650.80
Stockholders' Equity:		
Common Stock - No Par Value; 10,000 Shares Authorized; 1,000 Shares Issued and Outstanding	10,000.00	10,000.00
Retained Earnings	131,566.86	77,926.43
Accumulated Other Comprehensive Income - Net Unrealized Losses on Investments	(4,632.95)	-
Total Stockholders' Equity	136,933.91	87,926.43
Total Liabilities and Stockholders' Equity	$ 193,461.56	$ 204,577.23

See accompanying notes to financial statements.

DECAPRIO, FAZZUOLI & D'AGOSTINO, P.C.

CFS SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED SEPTEMBER 30, 2002 AND 2001

	2002	2001
Revenue:		
Commissions	$ 222,965.49	$ 106,412.34
Administrative Fees	150,409.40	222,553.08
Interest Income	891.51	1,979.50
Total Revenue	374,266.40	330,944.92
Expenses:		
Officers' Salaries	131,397.98	196,570.74
Insurance	9,186.72	9,755.18
Licenses	4,531.00	1,988.72
Pension	29,153.00	21,080.00
Bank Charges	253.50	131.20
Advertising	1,084.21	522.40
Office Expense	45,546.13	46,252.90
Professional Fees	31,047.00	18,080.00
Amortization	2,841.00	2,841.00
Dues and Subscriptions	2,605.25	6,049.94
Postage	1,798.93	1,730.95
Rent	16,800.00	16,800.00
Meals and Entertainment	2,425.18	1,151.02
Repairs and Maintenance	2,527.20	3,493.01
Miscellaneous	17.00	57.58
Other Taxes	3,825.64	1,219.34
Payroll Taxes	7,549.99	8,608.93
Sales Promotion	2,241.36	1,455.38
Depreciation	10,621.03	9,953.06
Auto Expense	2,260.02	-
Telephone	575.31	-
Travel	955.20	-
Group Insurance	7,556.32	6,438.04
Total Expenses	316,798.97	354,179.39
Net Income (Loss) Before Taxes	57,467.43	(23,234.47)
State Corporate Income Tax Benefit	(257.00)	(5,167.54)
Federal Corporate Income Taxes	4,084.00	-
Federal Corporate Income Tax Benefit	-	(12,323.55)
Total Corporate Income Taxes (Benefit)	3,827.00	(17,491.09)
Net Income (Loss)	53,640.43	(5,743.38)
Retained Earnings - Beginning	77,926.43	83,669.81
Retained Earnings - Ending	$ 131,566.86	$ 77,926.43

See accompanying notes to financial statements.

DECAPRIO, FAZZUOLI & D'AGOSTINO, P.C.

CFS SECURITIES, INC.
STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED SEPTEMBER 30, 2002 AND 2001

	2002	2001
Net Income (Loss)	$ 53,640.43	$(5,743.38)
Other Comprehensive Income Net of Tax Minimum Pension Liability Adjustments	(17,414.00)	(17,530.00)
Reclassification Adjustments	17,414.00	17,530.00
Net Unrealized Loss on Investment	(4,632.95)	-
Comprehensive Income (Loss)	$ 49,007.48	$(5,743.38)

DECAPRIO, FAZZUOLI & D'AGOSTINO, P.C.

See accompanying notes to financial statements.

CFS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2002 AND 2001

	2002	2001
Cash Flows From Operating Activities:		
Net Income (Loss)	$ 53,640.43	$(5,743.38)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:		
Depreciation	10,621.03	9,953.06
Amortization	2,841.00	2,841.00
Deferred Taxes	12,488.00	(13,894.00)
Prepaid Pension Costs	(6,381.00)	(20,623.00)
Unfunded Accrued Pension Costs	(77,459.00)	43,024.00
Deferred Tax Benefit	(8,661.00)	(3,380.00)
(Increase) Decrease in:		
Accounts Receivable	6,699.72	10,518.23
Prepaid Expenses	7,070.77	(8,525.84)
Increase (Decrease) in:		
Accounts Payable	6,431.72	593.46
Accrued Taxes and Expenses	(1,583.87)	(18,566.51)
Net Cash Provided (Used) by Operating Activities	5,707.80	(3,802.98)
Cash Flows From Investing Activities:		
Purchase Equity Securities	(2,432.95)	(46,600.00)
Acquisition of Equipment	(2,230.40)	(6,308.70)
Net Cash Flows (Used) by Investing Activities	(4,663.35)	(52,908.70)
Cash Flows From Financing Activities:		
Subordinated Officer's Loan	-	35,000.00
Net Increase (Decrease) in Cash and Cash Equivalents	1,044.45	(21,711.68)
Cash and Cash Equivalents - Beginning	13,763.27	35,474.95
Cash and Cash Equivalents - Ending	$ 14,807.72	$ 13,763.27
Supplemental Disclosure:		
Income Taxes Paid	$ -	$ 14,122.00

DeCaprio, Fazzuoli & D'Agostino, P.C.

See accompanying notes to financial statements.

CFS SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
FOR THE YEARS ENDED SEPTEMBER 30, 2002 AND 2001

	2002	2001
Balance - Beginning of Year	$ 35,000.00	$ -
Increases	-	35,000.00
Balance - End of Year	$ 35,000.00	$ 35,000.00

DECAPRIO, FAZZUOLI & D'AGOSTINO, P.C.

See accompanying notes to financial statements.

CFS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2002 AND 2001

	2002	2001
Common Stock	$ 10,000.00	$ 10,000.00
Retained Earnings - Beginning of Year	77,926.43	83,669.81
Net Income (Loss)	53,640.43	(5,743.38)
Accumulated Other Comprehensive Income Net Unrealized Losses on Investment	(4,632.95)	-
Retained Earnings - End of Year	126,933.91	77,926.43
Stockholders' Equity	$ 136,933.91	$ 87,926.43

DECAPRIO, FAZZUOLI & D'AGOSTINO, P.C.

See accompanying notes to financial statements.

NOTE 1 - Nature of Organization

CFS Securities, Inc. is a Connecticut Corporation located in Hamden, Connecticut, which is established as a broker dealer under the Securities and Exchange Act and is a member of National Association of Dealers (NASD). While the corporation receives fees and commissions from various sources, the fees are solely generated by Cooper Financial Services, Inc.

NOTE 2 - Significant Accounting Policies

The accounting policies which affect elements of the financial statements are summarized below. These policies have been consistently applied during the year.

A. The company uses the accrual method of accounting for financial statement purposes and the cash method of accounting for income tax purposes.

B. Fixed assets are recorded at cost.

C. Fixed assets are being depreciated over their estimated useful lives on the straight-line method.

D. Cash and cash equivalents include investments in liquid time accounts purchased with a maturity of three months or less.

E. Available-for-sale securities are shown at fair market value.

F. Organizational costs were capitalized and amortized over a five year period.

G. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities and recognition of income as detailed in Note 6 for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets, liabilities and revenue are recognized.

H. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

I. Advertising costs are deducted in the year incurred.

NOTE 3 - Commissions Receivable

Commissions receivable are segregated into allowable and unallowable. In accordance with NASD requirements allowable receivables consist of commissions due that are less than 30 days old. Unallowable receivables include outstanding investment advisory fees and commission in excess of 30 days old.

NOTE 4 - Leases

The Corporation sublets space from Cooper Financial Services, Inc. at $1,400 per month on a month-to-month basis.

NOTE 5 - Accrued Taxes and Expenses

Accrued taxes and expenses consist of the following:

	2002	2001
Accrued Payroll Taxes and Expenses	$ 56	$ 1,639

NOTE 6 - Income Taxes

The Corporation prepares its income tax return on the cash basis of accounting. This method does not take into consideration accounts receivable, accounts payable or other accruals. The different methods used on the tax return for depreciation has also resulted in timing differences between the tax return and financial statements. These differences have resulted in deferred income tax benefit of $3,380.00 for 2001 and a deferred income tax benefit of $12,041.00 for 2002. The tax liabilities for the years 2002 and 2001 are $0.

NOTE 7 - Related Parties

Mr. Lawrence Cooper, the sole owner of the Corporation, also owns a 50% interest in Cooper Financial Services, Inc. As discussed in Note 1, Cooper Financial Services, Inc. is the only registered investment advisor providing income to the Corporation. CFS Securities, Inc. also leases space from Cooper Financial Services, Inc. under a month to month lease arrangement. The annual rental payment is $16,800. The Corporation, having common ownership with Cooper Financial Services, Inc., is also covered under the Cooper Financial Services, Inc. defined benefit plan and casualty and liability insurance policies.

NOTE 8 - Fair Value of Financial Instruments

The carrying value of cash, receivables and accounts payable approximates fair value due to the short maturity of these instruments. None of the financial instruments are held for trading purposes.

NOTE 9 - Economic Dependency

As described in Note 1, the Corporation relies on Cooper Financial Services, Inc. as their lone source of commission income. As a broker dealer the Corporation receives from various sources fees on investments made by the clients of Cooper Financial Services.

NOTE 10 - Investments

Investments consists of the following:

Available-for-Sale Securities (At Fair Market Value):	
2700 Warrants - NASDAQ Stock, Inc.	$ 36,900
1200 Shares - NASDAQ Stock, Inc.	10,800
Total	$ 47,700

The available-for-sale securities listed above have a cost basis of $52,332.95. The net holding loss of $4,632.95 is included in the equity section of the balance sheet.

The Corporation, under the warrants, have three more options to exercise for the acquisition of 2400 shares on June 30, 2003 for $14 per share, June 30, 2004 for $15 per share and finally on June 30, 2005 for $16 per share.

NOTE 11 - Defined Benefit Pension Plan

Following are reconciliations of the pension benefit obligation and value of plan assets for the year end.

	2002	2001
Pension Benefit Obligation	$ 112,671	$ 87,738
Fair Value of Plan Assets	19,188	10,279
Excess of Benefit Obligation Over Plan Assets	93,483	77,459
Payment in Transit	100,000	-
Tangible Assets	6,517	-
Intangible Pension Asset	20,487	20,623
Prepaid Pension Cost	$ 27,004	$ 20,623
Accrued Benefit Cost	$ 18,979	$ 32,772
Discount Rate on Benefit Obligation	6.00%	6.00%
Rate of Expected Return on Plan Assets	6.00%	6.00%
Rate of Employee Compensation Increase	4.00%	4.00%
Pension Expense	$ 18,979	$ 32,722
Company Contribution	$ 154,435	$ 9,093
Benefits Paid	-	-
Participants Contribution	-	-

NOTE 11 - Defined Benefit Pension Plan - Continued

Services Cost	$ 13,455	29,246
Interest Cost	5,616	3,311
Asset Return	(912)	(605)
Transition Amount	820	820
Gain or Loss	-	-
Net Gain	-	-
Net Periodic Pension Cost	$ 18,979	$ 32,772

The Corporation has elected to terminate their pension plan as of the year end. The company's contribution to fully fund the plan is $154,435. The company paid $100,000 at the end of the fiscal year leaving an actual balance due of $54,435. The disclosures required by FASB Opinion 87 are based upon actuarial assumptions and do not take into account this amount. The actual cost to terminate the plan will be expensed in the next fiscal year.

NOTE 12 - Exemptions

As part of SEC reporting requirements, the company is required to include a statement of changes in liabilities subordinated to claims of creditors; computation for determination of reserve requirements pursuant to Rule 15c3-3; information relating to the possession of control requirements under 15c3-3 and reconciliation of the computation of net capital under Rule 15c3-1 and the computation for determination of reserve requirements under Exhibit A of Rule 15c3-3. These statements are not presented because they are either not applicable to the company or the company is exempt from providing such information.

NOTE 13 - Prepaid Expenses

Prepaid expenses consists of the following:

	2002	2001
Prepaid Insurance	$ 2,973	$ 2,651
Prepaid State Income Taxes	-	4,722
Prepaid Federal Income Taxes	1,000	9,400
Prepaid Payroll Taxes	343	-
Prepaid Rent and Overhead	5,385	-
	$ 9,701	$ 16,773

NOTE 14 - Subordinated Officer's Loan

On December 6, 2000 the Corporation borrowed $35,000 from Mr. Lawrence Cooper, its president and stockholder. The subordinated loan was made in accordance with the NASD Provision 17 CFR 240.15c3-d. The loan matures March 1, 2004 and bears a zero percent interest rate.

NOTE 15 - Contingencies

The Corporation maintains a line of credit with Fleet Bank in the amount of $10,000. At year end the Corporation did not have any outstanding balance due.

DECAPRIO, FAZZUOLI & D'AGOSTINO, P.C.

SUPPLEMENTAL INFORMATION

CFS SECURITIES, INC.
COMPUTATION OF NET CAPITAL
SEPTEMBER 30, 2002 AND 2001

SCHEDULE I

	2002	2001
Total Assets	$ 193,461.56	$ 204,577.23
Less: Total Liabilities	56,527.65	116,650.80
Net Worth	136,933.91	87,926.43
Less: Non-Allowable Assets		
Prepaid Expenses	9,701.75	16,772.52
Organization Costs	4,034.01	6,875.01
Fixed Assets	28,324.89	36,715.52
Commissions Receivable - Unallowable	30,915.70	43,013.35
Prepaid Pension Costs	27,004.00	20,623.00
Investments	47,700.00	49,900.00
Deferred Tax Benefit	12,041.00	3,380.00
Total	(159,721.35)	(177,279.40)
Add: Exclusion From Aggregate Indebtedness		
Deferred Taxes	12,488.00	-
Unfunded Pension Costs	-	77,459.00
Subordinated Officer's Loan	35,000.00	35,000.00
Total	47,488.00	112,459.00
Tentative Net Capital	24,700.56	23,106.03
Less Adjustments (Discount on Money Market Account)	(210.69)	(223.41)
Net Capital	$ 24,489.87	$ 22,882.62

See accompanying notes to financial statements.

CFS SECURITIES, INC.
ASSETS DEEMED ALLOWABLE
SEPTEMBER 30, 2002

SCHEDULE II

Cash - Checking		$ 4,273.17
Cash - Money Market		10,534.55
Less 2% Disallowance		(210.69)
Accounts Receivable - Allowable		
Oppenheimer Fund	$ 923.70	
Phoenix Fund	269.52	
Putnam Fund	2,424.88	
Davis Fund	134.19	
SunAmerica Fund	1,232.73	
American Fund	10,064.20	
Alliance Fund	660.47	
Manufacturer's Life	501.81	
MFS/Sun Life	43.27	
Fidelity	20.21	
Guardian Life	9.32	
Lincoln Life	1,269.78	
Nuveen	8.30	
Franklin	232.82	
Nationwide	1,117.82	
Seligman	1.25	
Sun Life	18.22	18,932.49
Assets Deemed Allowable		$ 33,529.52

See accompanying notes to financial statements.

DECAPRIO, FAZZUOLI & D'AGOSTINO, P.C.

CFS SECURITIES, INC.
RECONCILIATION BETWEEN YEAR END FOCUS REPORTS
AND AUDITED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002

SCHEDULE III

	FOCUS REPORT	ADJUSTMENTS	AUDITED STATEMENTS
ASSETS			
Current Assets:			
Cash	$ 4,273.17	$ -	$ 4,273.17
Cash - Money Market	10,534.55	-	10,534.55
Commissions Receivable - Allowable	20,827.77	(1,895.28)	18,932.49
- Unallowable	36,025.28	(5,109.58)	30,915.70
Prepaid Expenses	8,650.88	1,050.87	9,701.75
Total Current Assets	80,311.65	(5,953.99)	74,357.66
Fixed Assets			
Equipment	27,064.67	-	27,064.67
Vehicle	28,085.70	-	28,085.70
Total	55,150.37	-	55,150.37
Accumulated Depreciation	26,825.48	-	26,825.48
Net Book Value	28,324.89	-	28,324.89
Other Assets:			
Organization Costs	4,034.01	-	4,034.01
Investment	52,332.95	(4,632.95)	47,700.00
Intangible Pension Costs	-	27,004.00	27,004.00
Deferred Tax Benefit	-	12,041.00	12,041.00
Total Other Assets	56,366.96	34,412.05	90,779.01
Total Assets	$ 165,003.50	$ 28,458.06	$ 193,461.56
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities:			
Accounts Payable	$ 5,150.87	$ 3,832.78	$ 8,983.65
Accrued Taxes and Expenses	56.00	-	56.00
Total Current Liabilities	5,206.87	3,832.78	9,039.65
Subordinated Officer's Loans	35,000.00	-	35,000.00
Deferred Taxes	-	12,488.00	12,488.00
Total Liabilities	40,206.87	16,320.78	56,527.65
Stockholders' Equity:			
Common Stock	10,000.00	-	10,000.00
Retained Earnings	114,796.63	16,770.23	131,566.86
Accumulated Other Comprehensive Income - Net Unrealized Losses on Investments	-	(4,632.95)	(4,632.95)
Total Stockholders' Equity	124,796.63	12,137.28	136,933.91
Total Liabilities and Stockholders' Equity	$ 165,003.50	$ 28,458.06	$ 193,461.56

See accompanying notes to financial statements.

DECAPRIO, FAZZUOLI & D'AGOSTINO, P.C.

CFS SECURITIES, INC.
RECONCILIATION BETWEEN YEAR END FOCUS REPORTS
AND AUDITED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002

SCHEDULE III - Continued

	FOCUS REPORT	ADJUSTMENTS	AUDITED STATEMENTS
Revenue:			
Commissions and Fees	$ 380,379.75	$(7,004.86)	$ 373,374.89
Interest Income	891.51	-	891.51
Total Revenue	381,271.26	(7,004.86)	374,266.40
Expenses:			
Officers' Salaries	135,186.46	(3,788.48)	131,397.98
Insurance	9,894.72	(708.00)	9,186.72
Pension	103,900.00	(74,747.00)	29,153.00
Bank Charges	253.50	-	253.50
Office Expense	45,355.40	190.73	45,546.13
Communications	503.19	72.12	575.31
Professional Fees	30,162.00	885.00	31,047.00
Amortization	2,841.00	-	2,841.00
Postage	1,798.93	-	1,798.93
Rent	16,800.00	-	16,800.00
Meals and Entertainment	2,171.30	253.88	2,425.18
Payroll Taxes	7,892.86	(342.87)	7,549.99
Depreciation	10,621.03	-	10,621.03
Group Insurance	7,556.32	-	7,556.32
Dues and Subscriptions	2,575.77	29.48	2,605.25
Licenses	4,531.00	-	4,531.00
Auto Expense	(1,747.36)	4,007.38	2,260.02
Repairs and Maintenance	1,625.77	901.43	2,527.20
Sales Promotion	2,044.33	197.03	2,241.36
Advertising	-	1,084.21	1,084.21
Travel	955.20	-	955.20
Miscellaneous	17.00	-	17.00
Other Taxes	3,825.64	-	3,825.64
Total Expenses	388,764.06	(71,965.09)	316,798.97
Net Income (Loss) Before Taxes	(7,492.80)	64,960.23	57,467.43
State Corporate Income Tax Benefit	-	(257.00)	(257.00)
Federal Corporate Income Tax	-	4,084.00	4,084.00
Total Corporate Income Taxes (Benefit)	-	3,827.00	3,827.00
Net Income (Loss)	(7,492.80)	61,133.23	53,640.43
Retained Earnings - Beginning	77,926.43	-	77,926.43
Auditors' Year End Adjustments	44,363.00	(44,363.00)	-
Retained Earnings - Ending	$ 114,796.63	$ 16,770.23	$ 131,566.86

See accompanying notes to financial statements.

DECAPRIO, FAZZUOLI & D'AGOSTINO, P.C.

CFS SECURITIES, INC.
RECONCILIATION BETWEEN YEAR END FOCUS REPORT -
NET CAPITAL AND AUDITED FINANCIAL STATEMENTS - NET CAPITAL
SEPTEMBER 30, 2002

	FOCUS REPORT	ADJUSTMENTS	AUDITED STATEMENTS
Total Assets	$ 165,003.50	$ 28,458.06	$ 193,461.56
Less: Total Liabilities	(40,206.87)	(16,320.78)	(56,527.65)
Net Worth	124,796.63	12,137.28	136,933.91
Less: Non-Allowable Assets			
Prepaid Expenses	8,650.88	1,050.87	9,701.75
Organization Costs	4,034.01	-	4,034.01
Fixed Assets	28,324.89	-	28,324.89
Commission Receivable - Unallowable	36,025.28	(5,109.58)	30,915.70
Investments	52,332.95	(4,632.95)	47,700.00
Prepaid Pension Costs	-	27,004.00	27,004.00
Deferred Tax Benefit	-	12,041.00	12,041.00
Total	(129,368.01)	30,353.34	(159,721.35)
Add: Exclusions From Aggregate Indebtedness			
Deferred Taxes	-	12,488.00	12,488.00
Subordinated Officer's Loans	35,000.00	-	35,000.00
Total	35,000.00	12,488.00	47,488.00
Tentative Net Capital	30,428.62	(5,728.06)	24,700.56
Less: Adjustments (Discount on Money Market Account)	(210.69)	-	(210.69)
Net Capital	$ 30,217.93	$(5,728.06)	$ 24,489.87

Explanation of Differences:

All differences between the final audited financial statements and the quarterly focus report are reflected on the attached schedules in the supplemental section of this report. The majority of the adjustments made to these financial statements are required by GAAP for deferred taxes and to comply with SFAS 87 and 106 to report unfunded pension benefits. Other adjustments were for accounts payable, accounts receivable, and to reclassify several items on the statement of income and retained earnings.

See accompanying notes to financial statements.

DeCaprio, Fazzuoli & D'Agostino, P.C.

Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
CFS Securities, Inc.

In planning and performing our audits of the financial statements and supplemental schedules of CFS Securities, Inc. for the years ended September 30, 2002 and 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

A. Making quarterly securities examinations, counts, verifications, and comparisons.
B. Recordation of differences by rule 17a-13.
C. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, and 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DeCaprio Fazzuoli & D'Agostino P.C.

Branford, Connecticut
November 22, 2002